UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 17, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Baysville is a 100 kW (AC) rooftop solar installation to be located at 2 Burnett Rd, Baysville, East London, 5241 ("Project"). The Project will be connected to the local distribution grid.

This solar plant will be rented to Baysville Special School ("Baysville"), the roof owner and offtaker, through a take-or-pay contract for a period of 20 years.

Energea Portfolio 3 LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $ 25,000, which corresponds to a 25.98% participation on the Project with a projected IRR of 11.98% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 LLC
Project Location	Cape Town, South Africa
Technology	Rooftop Solar
System Size (AC/DC)	100 kW/104 kWp
Estimated Year 1 Production	146 MWh
Coordinates	32.996602° S 27.912141° E
Roof Status	Verified by a third-party engineer
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Baysville Special School
EPC Contractor	Dorman Projects (PTY) LTD
O&M Contractor	TBD
Roof Owner	Baysville Special School
Asset Manager	The Sun Exchange (PTY) LTD. ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	1,469,813 ZAR
Project Soft Costs	210,170 ZAR
Developer Fee	283,025 ZAR
Total Project Financing	1,963,008 ZAR
Debt Funding	N/A
Equity Funding	1,963,008 ZAR
Cell Owner IRR	11.98% ($USD)

Project Review

SPE
All activities related to the project have been made through Sun Exchange Trust and The Sun Exchange (PTY) LTD. ("Sun Exchange").

Site

Baysville, the offtaker, owns the propriety in which the project will be installed. The rights to use the roof for a 20-year term has been secured through the Asset Lease Agreement.

Origin Consulting Engineers ("Origin") did a roof inspection on the site. The roof structures are in an excellent condition and has recently been replaced. Based on their visual inspection and calculations, Origin confirmed that the parts of the roof that will be used to install the system has adequate structure to carry the extra load of the solar panels.

Design

The Project will employ 192 x 540 Wp solar modules manufactured by JA Solar, a Tier 1 module manufacturer based in China. The plant will also use one 100 kW SG110CX inverter manufactured by Sungrow.

Regarding Energy Production, the Project is estimated to produce 146 MWh/year with an AC Capacity Factor of 16.7%.

Interconnection

For properties within Buffalo City electricity supply area, Small-Scale Embedded Generation, such as the Project, must obtain a Permission Letter from the municipality. The Project obtained this permit on July 07th, 2022.

Offtaker

The Sun Exchange Trust and Baysville have signed an Asset Lease to Own Agreement on May 20th, 2022. This Revenue agreement stipulates a fixed tariff to be paid by Baysville per kWh generated by the system. The tariff is adjusted annually on May. The main terms of the Revenue Agreement are show on the Table 1.

Table 1 - Asset Lease Agreement Main Terms
Revenue Contract Term	20 years
Asset Rental Rate	1.25 ZAR/kWh
Annual Adjustment	CPI + 2%

EPC

Dorman Projects (PTY) LTD ("Dorman") has been selected as the EPC partner for the Project. Dorman and Sun Exchange signed the turnkey contract on August 28th, 2022. The total contract price is 1,440,291 ZAR (exclusive of VAT).

Dorman will provide a warranty for all services for the first 2 years following the Commercial Operation Date. Additionally, the major equipment will be warrantied by the suppliers for an extended period, namely 10 years for Inverters and 25 years for modules.

Insurance

During construction, Dorman will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion.
After COD and during operation, Sun Exchange will provide and maintain an All Risks Propriety insurance for the project.

O&M

The O&M partner will be selected in dully time, prior to the Project's COD. This service includes Monitoring, Reporting, Module Cleaning, Preventative Maintenance, Saving Calculations and Support.

Financial Analysis

The resulting nominal IRR, in USD, of Baysville School is projected to be 11.98%, with an estimated payback of 9 years, 2 months, and 4 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on the project portion of our website.

Energea is acquiring a total percentage of ownership in the project of 25.98%, for a total investment of 25,000.00 USD for 7,184 solar cells.

This analysis makes use of an inflation assumption, using the latest average value from October 2021, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Revenue

The source of the project's revenue originates from a 20-year term take-or-pay PPA contract with Baysville School, for a base price of 1.25 ZAR / kWh, readjusted annually on the anniversary of the COD by the South African CPI rate plus a 2% spread. The average customer savings during the period is estimated to be of 30.77%.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of contractual obligations, the aggregate work of all the required operations and maintenance for the project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as an 25.10% rake off the collected revenue in the project.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen on Table 1.

All prices listed on Table 2 are already grossed with a Value-Added Tax ("VAT") of 15,00%.

Lastly, no interconnection cost is assumed by the project.

Table 1 - Capital Expenditures Assumptions
Acquisition Costs	N/A	N/A

Hard Costs	1,469,813 ZAR	14.17 ZAR/Wdc

Soft Costs	210,170 ZAR	2.03 ZAR/Wdc

Developer Fees	283,025 ZAR	2.73 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	1,963,008 ZAR	18.93 ZAR/Wdc
Total CapEx (All-In)	115,471 USD	1.11 USD/Wdc

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Asset Lease to Own Agreement
2.     EPC Agreement

The Lease Agreement is duly signed and received the proper corporate authorization necessary to be signed. There was no major red flag in the contracts/documents.

Contract Summary

Table 2 - Asset Lease to Own Agreement Summary
Contract	Asset Lease to Own Agreement
Date	May 20th, 2022
Parties	The Sun Exchange (SA) Bewind Trust - As Lessor Baysville Special School - As Lessee
Term	20 years from the Commercial Operation Date
Object	Lessor will lease to Lessee the asset, a photovoltaic electricity power generator, fixed to the premises of Lessee at 2 Burnett Rd, Baysville, East London, 5241, South Africa
Asset Rental Rate (kWh)	R1.25
Asset Rental Annual Escalation Rate	CPI+2%
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	South African Rand
Insurance
Lessor shall insure the asset from the COD for an amount equal to the full insurable value of the asset, the premiums and any increases payable in respect of such insurance being for the account of the Lessor.

Buy Out Option	Lessee has the option at any time to purchase the asset (and all its component parts) from Lessor.
Remedy of Lessee	Lessee's remedy against the Lessor for a breach of any obligation is to claim specific performance. Lessee is precluded from cancelling the agreement pursuant to Lessor's breach.
Dispute Resolution	Arbitration
EPC Company	Dorman Projects

Table 3 - EPC Agreement
Contract	Turnkey EPC Agreement
Date	August 29th, 2022
Parties	The Sun Exchange (PTY) LTD - as Customer Dorman Projects (PTY) LTD - as Contractor
Object	Contractor will design, procure, manufacture, construct, install and test a fully operational photovoltaic power plant, with total electrical capacity of 103.68kWp.
Price	1,440,291.00 South African Rand (exclusive of VAT)
Warranty Period	2 (two) years from the date of issuance of COD notice
Delay Liquidated Damages
Appendix 13 - Delayed Liquidated Damages will be calculated by multiplying the Expected Asset Usage (kWh) for the pro-rata days when the Asset was non-operational multiplied by the energy tariff as defined in the lease agreement, for each day in excess of 15 (fifteen) business days after the scheduled date for practical completion up to and including the date of practical completion or the date the EPC is terminated in accordance with its terms, whichever occurs first

Performance Liquidated Damages
If the guaranteed performance ratio is not achieved at the performance ratio test, and provided the achieved performance ratio at such performance ratio test is above the minimum performance ratio, the Contractor shall be liable to pay the Customer performance liquidated damages according to Appendix 13.

Termination by Contractor	In case of delay in payment by Customer for a period of more than 20 (twenty) business days
Appendices
Appendix 1 Definitions
Appendix 2 Solar Plant
Appendix 3 Scope of Works
Appendix 4 Pre-construction Protocol
Appendix 5 Payment Plan
Appendix 6 Commissioning Protocol
Appendix 7 Post-construction Protocol
Appendix 8 Notice To Proceed
Appendix 9 Practical Completion Document
Appendix 10 Technical Documentation
Appendix 11 Practical Completion Certificate
Appendix 12 Final Completion Certificate
Appendix 13 Delay Liquidated Damages
Appendix 14 Final Energy Yield Report
Appendix 15 Environmental, Operational, Health and Safety Compliance
Appendix 16 Administrative Requirements
Appendix 17 Performance Tests
Appendix 18 Company Guarantee
Appendix 19 Commercial Operation Date Notice

Documentation Checklist

Table 4 - Documentation Checklist
Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
Incentives
EPC	Construction Set*
Equipment Warranties
Equipment Purchase Order
Equipment Datasheet
	EPC Contract	X
EPC Insurance
Asset Management	O&M Agreement**
Asset Management Agreement
Investment	Project Model	X
*Under the EPC Scope
** O&M Terms in the EPC Contract

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Baysville School Project.

Signature

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date October 17, 2022